# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire Biopharma Holdings, Inc., CIK 0001847345
CUSIP: 738920305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23150 FASHION DRIVE, SUITE 232, ESTERO, Florida (FL), 33928
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-009072
Filed by CIK 0001470622

## Reporting persons
- Lance Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,979,709; shared voting power 0; sole dispositive power 3,979,709; shared dispositive power 0; aggregate amount beneficially owned 107,323 (7.92% of the class)
  Comment: Includes 107,323 shares of common stock shares with a floor price of $7.92 per share. The Reporting Person also has Preferred Stock convertible into common stock with which contain a blocker prohibiting their conversion if it would result in the holder owning more than 9.99% of the outstanding common stock.

## Item 1. Issuer
Name of issuer: Aspire Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 194 Candelaro Drive, #233, Humacao, Puerto Rico, 00791

## Item 2. Person Filing
Name of person filing: Lance Friedman
Address of principal business office or, if none, residence: 25 N Market Street, Suite 205, Jacksonville, Florida 32202
Citizenship: United States

## Item 4. Ownership
Percent of class: 7.92
Sole power to vote or to direct the vote: 107,323
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 107,323
Shared power to dispose or to direct the disposition: N/A

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lance Friedman: /s/ Lance Friedman, Lance Friedman (08/06/2026)